March 2008 Pricing Sheet dated March 20, 2008 relating to Preliminary Pricing Supplement No. 547 dated February 29, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities and Commodities

Capital Protected Notes due September 30, 2013
Based on the Value of a Basket of Three Equity Indices and a Commodity Index
PRICING TERMS – MARCH 20, 2008
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate principal amount:	$5,585,000
Pricing date:	March 20, 2008
Original issue date:	March 28, 2008
Maturity date:	September 30, 2013
Interest:	None
Basket:	Basket Indices	Weighting	Initial Value
	S&P 500® Index (the “S&P 500 index”)	30%	1,329.51
	Dow Jones-AIG Commodity IndexSM (the “commodity index”)	30%	*
	MSCI EAFE Index (the “MSCI EAFE index”)	30%	1,945.19
	The Russell 2000® Index (the “Russell 2000 index”)	10%	681.42

* Due to a market disruption event, the initial value for the Commodity Index will be determined by the calculation agent on the next index business day on which there is no market disruption event in accordance with the procedures set forth under "Description of Notes-Determination Date" in the accompanying preliminary pricing supplement.  The definitive initial value for the Commodity Index will be provided in an amended pricing sheet.

Payment at maturity:	The payment at maturity per $1,000 stated principal amount of notes will equal: $1,000 + supplemental redemption amount, if any In no event will the payment at maturity be less than $1,000.
Supplemental redemption amount:	(i) $1,000 times (ii) the basket performance times (iii) the participation rate, provided that the supplemental redemption amount will not be less than $0
Participation rate:	100%
Basket performance:	Sum of the performance values for each of the basket indices
Performance value:	For each basket index: [(final value - initial value) / initial value] x weighting
Initial value:
S&P 500 index, MSCI EAFE index and Russell 2000 index: the official closing value on the pricing date
Commodity index: the official settlement price of the commodity index on the pricing date
See “Basket – Initial Value” above.

Final value:	Each basket index (other than the commodity index): official closing value on the determination date Commodity index: official settlement price on the determination date
Determination date:	September 23, 2013
CUSIP:	6174464D8
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Note	$1,000	$35	$965
Total	$5,585,000	$195,475	$5,389,525
(1)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement.

You should read this document together with the preliminary pricing supplement describing the offering, and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 547 dated February 29, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.